Jeffrey Fishman

                                                                   July 20, 2005

Via Facsimile

Mr. Frederic H. Gould
Chairman of the Board
One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, New York 11201

Dear Fred:

            It is with deep regret that I must inform you that, effective immediately, I have decided to resign from my position as President, Chief Executive Officer, and director of One Liberty Properties, Inc.

            I have treasured the time I have spent working with you and at One Liberty, and I wish you and the company all the best of luck in the future.

                                                Very truly yours,


                                                /s/ Jeffrey Fishman

                                                Jeffrey Fishman